FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG Group plc
17 December 2004
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

FMR Corp. and Fidelity International Ltd and their Direct and Indirect Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder in FMR Corp. and Fidelity International Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/ Registered Name                            Shares Held

State Street Hong Kong                              441,600
Bank of New York Europe LDN                         52,690
JP Morgan, Bournemouth                              1,956,008
Master Trust Bank of Japan                          4,420,734
Nomura Trust and Banking                            828,778
Trust&Cust SVCS BK Ltd, Tokyo                       288,757
Bank of New York Brussels                           1,208,107
Brown Bros Harriman Ltd Lux                         1,774,180
Chase Manhattan BK AG Frankfurt                     468,870
Citibank NA, Hong Kong BR                           153,700
ING Luxembourg                                      345,770
JP Morgan, Bournemouth                              4,260,528
National Astl BK Melbourne                          1,305,596
Northern Trust London                               1,884,040
RBC Global Services                                 201,000
State Str BK and TR Co Lndn                         1,117,517
State Street Bank Australia                         674,600
State Street T&B Co Ltd Tokyo                       2,421,797
Bermuda Trust Far East HK                           213,600
JP Morgan, Bournemouth                              46,083,516
Brown Brothers Harriman and Co                      22,553,722
Mellon Bank N.A.                                    240,900
Northern Trust London                               622,600
State Street Bank and Tr Co                         729,200
Bank of New York                                    1,130,740
Brown Brothers Harriman and Co                      996,106
CIBC Mellon Trust                                   1,006,666
JP Morgan Chase Bank                                2,278,615
Mellon Bank N.A.                                    1,182,846
Northern Trust Co                                   5,011,707
Royal Trust - Toronto                               247,500
State Street Bank and Tr Co                         9,216,006
Bank of New York Brussels                           3,052,039
Bankers Trust London                                78,800
Chase Manhattan London                              302,449
Chase Manhattan BK AG Frankfurt                     965,070
Citibank London                                     52,660
Clydesdale Bank plc                                 2,658,516
Dexia Privatbank                                    617,948
HSBC Bank plc                                       3,119,306
JP Morgan, Bournemouth                              6,128,493
Mellon Bank                                         2,589,532
Midland Securities Services                         259,000
Nordea Bank AB                                      300,900
Northern Trust London                               6,933,199
Societe Generale                                    72,124
State Str BK and TR Co Lndn                         747,489
State Street Munich                                 108,400

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

16 December 2004

12. Total holding following this notification

143,303,921 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

4.05%

14. Any additional information

Previously notified 3.410% on 19 July 2004
Shares in issue as at 16 December 2004 - 3,535,246,517

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name and signature of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

17 December 2004

www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 17 December 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary